UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brenmiller Energy Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M2R43K115
(CUSIP Number)

Avraham Brenmiller

c/o Brenmiller Energy Ltd.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Tel: +972-77-693-5140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2R43K115	13D	Page 2 of 5 Pages

1.	Names of reporting persons Avraham Brenmiller
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 4,999,702

	8.	Shared voting power None
	9.	Sole dispositive power 4,999,702
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 4,999,702
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 32.4%(1)
14.	Type of reporting person (See Instructions) IN

(1) Based on 15,430,234 Ordinary Shares issued and outstanding as of May 24, 2022 after giving effect to the closing of an offering as disclosed in the Issuer’s prospectus dated May 24, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2022.

CUSIP No. M2R43K115	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement relates to the ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), of Brenmiller Energy Ltd., an Israeli company (the “Issuer”).

The principal executive offices of the Issuer are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Item 2. Identity and Background.

(a) and (f) Avraham Brenmiller (the “Reporting Person”) is an Israeli citizen.

(b) The Reporting Person’s business address is 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

(c) The principal occupation of the Reporting Person is serving as the Chief Executive Officer of the Issuer.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Ordinary Shares held by him directly using his personal funds.

Item 4. Purpose of Transaction

Although the Reporting Person has no present intention to do so, he may make purchases of Ordinary Shares or other securities of the Issuer from time to time, in the open market or in private transactions depending on his analysis of the Issuer's business, prospects and financial condition, the market for such securities, other investment and business opportunities available to him, general economic and stock market conditions, proposals from time to time sought by or presented to him and other factors. The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. M2R43K115	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 4,999,702 Ordinary Shares of the Issuer, which constitute 32.4% of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 4,999,702 Ordinary Shares of the Issuer.

(c) The Reporting Person purchased an aggregate of 14,824 Ordinary Shares of the Issuer on June 8 and June 9, 2022 in a series of transactions. The table below specifies the date, amount and weighted average per share price of Ordinary Shares purchased by the Reporting Person. All transactions reflected in the table below were effected in the open market on the Tel Aviv Stock Exchange:

Reporting Person	Trade Date	Number of Ordinary Shares	Avg. Price Per Ordinary Share
Avraham Brenmiller	June 8, 2022	10,062	$3.14	(1)
Avraham Brenmiller	June 9, 2022	4,762	$3.12	(1)

(1)	The price reported is the weighted average price in US$ based on the NIS to US$ exchange rate as of the relevant trade date. The Ordinary Shares were purchased in a series of transactions by the Reporting Person at prices ranging from NIS 9.80 to NIS 11.24 per share, inclusive (or $2.94 to $3.37 per share, inclusive, based on the NIS to US$ exchange rate as of the relevant trade date). The Reporting Person undertakes to provide, upon request by the staff of the SEC, full information regarding the number of Ordinary Shares purchased at each separate price within the ranges set forth in this footnote.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As an executive officer and director of the Issuer, the Reporting Person is eligible to participate in the Issuer’s equity incentive plan.

In addition, on February 9, 2022, the Reporting Person received 150,000 options, which vest in three equal tranches over a period of three years. Each option is exercisable into one Ordinary Share, with the following exercise prices: the first tranche is exercisable at NIS 40 (approximately $12.44) per Ordinary Share; the second tranche is exercisable at NIS 60 (approximately $18.66) per Ordinary Share; and the third tranche is exercisable at NIS 80 (approximately $24.88) per Ordinary Share. Conversion rates are based on the NIS to USD exchange rate on February 9, 2022 when the grant of options were approved by the Issuer’s board of directors and general assembly of shareholders.

CUSIP No. M2R43K115	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2022

By:	/s/ Avraham Brenmiller
Avraham Brenmiller